Exhibit 99.1

China Cord Blood Corporation Reports Financial Results

for the First Quarter of Fiscal 2018

1Q18 Added 22,523 New Subscribers

1Q18 Revenues Up 29.6% YOY to RMB224.2 Million ($33.1 Million)

1Q18 Operating Income Reached RMB83.0 Million ($12.2 Million)

Conference Call to be Held on August 24, 2017 at 8:00 a.m. ET

HONG KONG, China, August 23, 2017 — China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the first quarter of fiscal 2018 ended June 30, 2017.

First Quarter of Fiscal 2018 Highlights

•                  Revenues for the first quarter of fiscal 2018 increased by 29.6% to RMB224.2 million ($33.1 million) from RMB173.0 million in the prior year period.

•                  New subscribers and accumulated subscriber base were 22,523 and 597,1751, respectively.

•                  Gross profit increased to RMB179.4 million ($26.5 million) from RMB135.5 million in the prior year period.

•                  Gross margin increased to 80.0% from 78.4% in the prior year period.

•                  Operating income increased to RMB83.0 million ($12.2 million) from RMB52.1 million in the prior year period.

•                  Operating income before depreciation and amortization and share-based compensation expenses was RMB92.3 million ($13.6 million), up 15.7% from RMB79.8 million in the prior year period.2

•                  Interest expense decreased to RMB3.3 million ($0.5 million) compared to RMB28.8 million in the prior year period, following the conversion of all outstanding convertible notes.

•                  Net income attributable to the Company’s shareholders amounted to RMB69.1 million ($10.2 million) from RMB15.7 million in the prior year period.

•                  Net cash provided by operating activities for the first quarter of fiscal 2018 amounted to RMB226.4 million ($33.4 million).

“In the first quarter of fiscal 2018, we recorded 22,523 new subscribers, representing a year-over-year growth of 35.4%. The strong growth was mainly due to our ongoing efforts to enhance our sales team and the more effective and precise sales and marketing strategy. During this quarter, the majority of our new subscribers still came from the Guangdong market and the Beijing market performed steadily as expected.” said Ms. Ting Zheng, Chief Executive Officer of China Cord Blood Corporation.

“In the reporting period, the National Health and Family Planning Commission and five other ministries in China collectively issued the “13th Five-Year Plan - A Specific Program for Health and Health Science and Technology Innovation”3, which signals their full support to the stem cell and regenerative medicine industry and provided clarity on regulations for the clinical applications of biotherapies. At the same time, the China Maternal and Child Health Association formed its Umbilical Cord Blood Application Committee in Beijing. We believe such developments will be beneficial to the long-term development of the PRC cord blood banking industry. In the near term, we will continue to explore various sales and marketing tactics to improve demand and expand revenue sources to offset the negative impact of low consumer sentiment and few newborns in certain regions of the PRC.”

Summary — First Quarter Ended June 30, 2016 and 2017

	Three Months Ended June 30,
(in thousands)	2016	2017
	RMB	RMB	US$
Revenues	172,952	224,222	33,074
Gross Profit	135,519	179,440	26,468
Operating Income[4]	52,135	82,961	12,238
Interest Expense	(28,833)	(3,257)	(480)
Net Income Attributable to the Company’s Shareholders	15,722	69,135	10,198
Earnings per Ordinary Share
– Basic and Diluted[5]
(RMB/US$)	0.22	0.62	0.09
Revenue Breakdown (%)
Processing Fees	61.8%	65.6%
Storage Fees	38.2%	34.4%

New Subscribers (persons)	16,637	22,523
Total Accumulated Subscribers (persons)	520,905	597,175 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended June 30,
(in thousands)	2016	2017
	RMB	RMB	US$
Net cash provided by operating activities	131,014	226,417	33,398
Net cash used in investing activities	(79,129)	(10,663)	(1,573)
Net cash provided by financing activities	—	—	—

First Quarter of Fiscal 2018 Financial Results

REVENUES. Revenues increased by 29.6% to RMB224.2 million ($33.1 million) in the first quarter of fiscal 2018 from RMB173.0 million in the prior year period. The increase was mostly driven by the strong growth in new subscriber sign-ups of 22,523 during the quarter.

Revenues generated from processing fees and other services in the first quarter of fiscal 2018 were RMB147.0 million ($21.7 million), up 37.5% from RMB106.9 million in the prior year period. Revenues generated from processing fees accounted for 65.6% of total revenues.

Revenues generated from storage fees increased by 16.8% to RMB77.2 million ($11.4 million) in the first quarter of fiscal 2018 from RMB66.1 million in the prior year period. The increase was due to the increase of the accumulated subscriber base, which grew to 597,1751 by the end of June 2017. Storage fee revenues accounted for 34.4% of total revenues.

GROSS PROFIT. Gross profit for the first quarter of fiscal 2018 increased by 32.4% to RMB179.4 million ($26.5 million) from RMB135.5 million in the prior year period. Gross margin improved to 80.0% from 78.4% in the prior year period, benefiting from economy of scale.

OPERATING INCOME. Operating income for the first quarter of fiscal 2018 increased to RMB83.0 million ($12.2 million) from RMB52.1 million in the prior year period. Driven by the increase in gross profit partly netted by higher operating expenses, operating margin increased to 37.0% from 30.1% in the prior year period. Depreciation and amortization expenses for the reporting quarter were RMB12.8 million ($1.9 million), compared to RMB12.6 million in the prior year period. Net share-based compensation expense related to the Company’s restricted share units (“RSUs”) scheme recorded a reversal of RMB3.4 million ($0.5 million) for the first quarter of fiscal 2018. Such reversal was resulted from the write back of previously recognized share-based compensation expense due to the cancellation of RSUs forfeited on the resignation of one of the grantees, partially offset by additional expense charged on the RSUs granted during the first quarter. Comparatively, share-based compensation expense was RMB15.1 million in the prior year period. Operating income before depreciation and amortization and share-based compensation expenses totaled RMB92.3 million ($13.6 million), representing a 15.7% increase from RMB79.8 million in the prior year period.2

Research and Development Expenses. Research and development expenses were RMB2.7 million ($0.4 million) in the first quarter of fiscal 2018, compared to RMB1.9 million in the prior year period.

Sales and Marketing Expenses. Sales and marketing expenses for the first quarter amounted to RMB43.5 million ($6.4 million), compared to RMB38.2 million in the prior year period. Our efforts to strengthen our sales team and promote our service to target clients in a more comprehensive manner led to the increase. As a percentage of revenues, sales and marketing expenses were 19.4%, down from 22.1% in the prior year period.

General and Administrative Expenses. General and administrative expenses for the first quarter increased to RMB50.4 million ($7.4 million) from RMB43.2 million in the prior year period. General and administrative expenses as the percentage of revenues remained in check at 22.5%, down from 25.0% in the prior year period.

OTHER INCOME AND EXPENSES.

Interest Expense. Interest expense was down from RMB28.8 million to RMB3.3 million ($0.5 million) in the current period. The decrease was mainly because of the conversion of the Company’s convertible notes into ordinary shares in early April 2017 and no convertible notes related interest expense was incurred thereafter.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of the increase in operating income and the decline in interest expense, income before income tax for the first quarter of fiscal 2018 increased significantly to RMB85.7 million ($12.6 million) from RMB27.9 million in the prior year period. Income tax expense for the first quarter of fiscal 2018 was RMB15.7 million ($2.3 million), compared to RMB11.7 million in the prior year period. Net income attributable to the Company’s shareholders for the first quarter of fiscal 2018 reached RMB69.1 million ($10.2 million) from RMB15.7 million in the prior year period. Net margin for the first quarter of fiscal 2018 improved to 30.8% from 9.1% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the first quarter of fiscal 2018 increased to RMB0.62 ($0.09)5 from RMB0.22 in the prior year period.

LIQUIDITY. As of June 30, 2017, the Company had cash and cash equivalents of RMB3,724.7 million ($549.4 million) with aggregate current and non-current deferred revenues amounted to RMB1,995.2 million ($294.3 million). Net cash provided by operating activities for the first quarter of fiscal 2018 amounting to RMB226.4 million ($33.4 million).

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Thursday, August 24, 2017 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for three weeks at the same URL above. Listeners can also access the call by dialing 1-719-325-2213 or 1-866-564-2842 for US callers, or +852-3008-1527 for Hong Kong callers, access code: 2659383.

1 During the three months ended June 30, 2017, 22,523 new subscribers were recruited and the Company reclassified 388 private cord blood units as donated cord blood units after the Company determined that the recoverability of these prior private cord blood banking subscribers was low therefore the Company terminated their subscription services according to the subscription contracts. These units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence the net accumulated subscriber base was 597,175 as of June 30, 2017.

2 See exhibit 3 of this press release for a reconciliation of operating income to exclude the non-cash items related to the depreciation and amortization and share-based compensation expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 http://www.most.gov.cn/mostinfo/xinxifenlei/fgzc/gfxwj/gfxwj2017/201706/t20170614_133527.htm

4 The reported operating income for the three months ended June 30, 2016 and 2017 included the following:

(i)       Depreciation and amortization expenses for the three months ended June 30, 2016 and 2017 were RMB12.6 million and RMB12.8 million ($1.9 million); and

(ii)     As of June 30, 2017, a total of 7,300,000 RSUs were issued and outstanding under the Company’s RSU scheme, subject to certain performance conditions. Share-based compensation expenses related to this RSU scheme were RMB15.1 million for the three months ended June 30, 2016. During the three months ended June 30, 2017, a net reversal of RMB3.4 million ($0.5 million) share-based compensation expense was recorded.

5 Out of 7,300,000 RSUs issued and outstanding as of June 30, 2017, 7,080,000 ordinary shares (“Shares”) were issued and deposited into a trust sponsored and funded by the Company (“Trust”), and will be transferred to respective executives, directors and key employees (or their designated nominees) under the Company’s RSU scheme when the performance conditions are met. The Trust facilitates the granting (and subsequent vesting) of incentive RSUs and holds such Shares for the benefit of such executives, directors and key employees as a class. Taking into account of such Shares, in addition to 113,524,742 outstanding shares (73,003,248 outstanding shares for the three months ended June 30, 2016), basic and diluted earnings per ordinary share would be RMB0.20 and RMB0.59 ($0.09) for the three months ended June 30, 2016 and 2017, respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months ended June 30, 2017 include non-cash items related to the depreciation and amortization and share-based compensation expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, as well as general economic conditions; the proposed transactions between an affiliate of Golden Meditech Holdings Limited and Nanjing Ying Peng Hui Kang Medical Industry Investment Partnership (limited partnership); and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ending June 30, 2017 were made at the noon buying rate of RMB6.7793 to $1.00 on June 30, 2017 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2017

	March 31,	June 30,
	2017	2017
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	3,510,264	3,724,699	549,422
Accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB46,858; June 30, 2017: RMB53,475 (US$7,888))	112,533	111,469	16,443
Inventories	30,987	35,794	5,280
Prepaid expenses and other receivables	17,524	17,397	2,566
Total current assets	3,671,308	3,889,359	573,711
Property, plant and equipment, net	551,434	545,684	80,493
Non-current deposits	237,487	237,810	35,079
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2017: RMB70,744; June 30, 2017: RMB68,386 (US$10,087))	135,148	129,498	19,102
Inventories	68,775	69,497	10,251
Intangible assets, net	106,686	105,531	15,567
Available-for-sale equity securities	200,790	184,829	27,264
Other investment	189,129	189,129	27,898
Deferred tax assets	22,155	24,098	3,555
Total assets	5,182,912	5,375,435	792,920

LIABILITIES
Current liabilities
Convertible notes, net	1,031,154	—	—
Accounts payable	11,060	14,251	2,102
Accrued expenses and other payables	65,162	85,003	12,539
Deferred revenue	323,690	347,074	51,196
Amount due to related party	4,679	10,459	1,543
Income tax payable	11,383	13,641	2,012
Total current liabilities	1,447,128	470,428	69,392
Non-current deferred revenue	1,569,579	1,648,138	243,113
Other non-current liabilities	302,233	315,725	46,572
Deferred tax liabilities	21,423	21,274	3,138
Total liabilities	3,340,363	2,455,565	362,215

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31, 2017 and 113,661,641 shares issued and 113,524,742 shares outstanding as of June 30, 2017	50	78	12
Additional paid-in capital	936,417	1,967,406	290,208
Treasury stock, at cost (March 31 and June 30, 2017: 136,899 shares, respectively)	(2,815)	(2,815)	(415)
Accumulated other comprehensive income	24,428	772	114
Retained earnings	879,775	948,910	139,972
Total equity attributable to China Cord Blood Corporation	1,837,855	2,914,351	429,891
Non-controlling interests	4,694	5,519	814
Total equity	1,842,549	2,919,870	430,705
Total liabilities and equity	5,182,912	5,375,435	792,920

EXHIBIT 2

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended June 30, 2016 and 2017

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in thousands except per share data)

Revenues	172,952	224,222	33,074
Direct costs	(37,433)	(44,782)	(6,606)
Gross profit	135,519	179,440	26,468
Operating expenses
Research and development	(1,949)	(2,679)	(394)
Sales and marketing	(38,192)	(43,450)	(6,409)
General and administrative	(43,243)	(50,350)	(7,427)
Total operating expenses	(83,384)	(96,479)	(14,230)
Operating income	52,135	82,961	12,238
Other (expense)/income, net
Interest income	4,277	4,827	712
Interest expense	(28,833)	(3,257)	(480)
Foreign currency exchange gains	135	1	—
Others	152	1,149	169
Total other (expense)/income, net	(24,269)	2,720	401
Income before income tax	27,866	85,681	12,639
Income tax expense	(11,676)	(15,721)	(2,319)
Net income	16,190	69,960	10,320
Net income attributable to non-controlling interests	(468)	(825)	(122)
Net income attributable to China Cord Blood Corporation’s shareholders	15,722	69,135	10,198

Earnings per share:
Attributable to ordinary shares
- Basic	0.22	0.62	0.09
- Diluted	0.22	0.62	0.09
Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(6,960)	(11,731)	(1,730)
- Unrealized holding losses in available-for-sale equity securities	(6,470)	(11,925)	(1,759)
Total other comprehensive losses	(13,430)	(23,656)	(3,489)
Comprehensive income	2,760	46,304	6,831

Comprehensive income attributable to non-controlling interests	(468)	(825)	(122)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	2,292	45,479	6,709

EXHIBIT 3

CHINA CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months Ended June 30, 2016 and 2017

	Three months ended June 30,
	2016	2017
	RMB	RMB	US$
	(in thousands)

GAAP amount of operating income	52,135	82,961	12,238

Depreciation and amortization expenses[6]	12,584	12,752	1,881

Share-based compensation expense[7]	15,059	(3,438)	(507)

Non-GAAP operating income	79,778	92,275	13,612

6 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.

7 Share-based compensation expense relates to the Company’s RSU scheme, in which 7,300,000 RSUs were issued and outstanding as of June 30, 2017.